Mail Stop 3561
								November 7, 2005

Mr. Gregory D. Frost
Chief Executive Officer
Able Energy, Inc.
198 Green Pond Road
Rockaway, New Jersey 07866

	RE:	Able Energy, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005
		Filed September 28, 2005
      Form 10-Q/A for the Quarterly period ended September 30,
2005
      Filed October 21, 2005
		File No. 1-15035

Dear Mr. Frost:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 14

Results of Operations, page 16

1. We note your listing of extraordinary expense items that negatively affected net income for the year ending June 30, 2005. Please abstain from using the term extraordinary to describe these expenses since it tends to suggest that these expenses are infrequent and unusual in nature, as defined in APB 30, when they are not. Also, please include a narrative that explains, in greater detail, why you have chosen to highlight these specific expense items from fiscal year 2005 on this table. Furthermore, tell us why director`s fees from prior years are being expensed in fiscal year ended June 30, 2005 rather than in the prior periods in which they relate.

Fiscal 2005 Compared to Fiscal 2004

2. Your presentation of the change in net loss from fiscal year
2004
to fiscal year 2005 excluding the gain on sale of operating assets of
Able Propane represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosure to indicate the reasons why you believe presentation of this non-GAAP measures provides useful information to investors and disclose how management uses this non-GAAP measure.

Item 9A.  Controls and Procedures, page 22

3. Please refer to Item 308(c) of Regulation S-K and revise your disclosure to indicate whether there were "any changes," not just "significant" changes, in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Financial Statements, page 23

Report of Independent Registered Public Accounting Firm, page F-1

4. Please amend your Form 10-K to correct the date of the opinion. We assume the date should read September 14, 2005, not 2004.
Additionally, have your auditors provide a separate opinion for
Schedule II or have them incorporate their review of the schedule into the financial statement opinion.

Notes to Consolidated Financial Statements, page F-8

Note 1.  Summary of Significant Accounting Policies, page F-8

5. Please disclose the types of expenses included in your cost of goods sold and in your selling, general and administrative expense line items.

Form 10-Q/A for the Quarterly period ended September 30, 2005

Financial Statements, page 1

Notes to Consolidated Financial Statements, page 6

Note 10 - Convertible Debentures, page 9

6. Since the conversion price of $6.50 is less than the fair market value of your common stock at the date of issuance, we would expect a beneficial conversion feature to be recorded. If you do not believe a beneficial conversion feature should be recorded, either explain your position and provide the relevant accounting guidance to support your position, or revise your financials accordingly. Additionally, tell us how you accounted for the warrants issued with the convertible debentures. We would expect the warrants to be valued separately using a fair value model, then allocated based on relative fair values. Since it does not appear that you have given recognition to these warrants, please revise your financials accordingly. Refer to
EITF 98-5 and EITF 00-27.


* * * *	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may want to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange
Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        	DIVISION OF
	    CORPORATION FINANCE





Mr. Christopher P. Frost
Able Energy, Inc.
November 7, 2005
Page 2